FIRST TRUST HIGH INCOME LONG/SHORT FUND
                             120 EAST LIBERTY DRIVE
                            WHEATON, ILLINOIS 60187


                                  May 8, 2018


VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


       Re:          First Trust High Income Long/Short Fund
                     Registration Statement on Form N-14 8C
                             (File No. 333-223803)
                    ---------------------------------------

Ladies and Gentlemen:

      The undersigned, First Trust High Income Long/Short Fund (the "Registrant"), pursuant to the provisions of Rule 461 of the General Rules and Regulations (the "General Rules") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, hereby respectfully request that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 referenced above so that it will become effective on May 9, 2018 or as soon thereafter as practicable.

      We appreciate your consideration of this request. Please call Jonathan Koff of Chapman and Cutler LLP at (312) 845-2978 or William Hermann of Chapman and Cutler LLP at (312) 845-3895 with any comments or questions concerning this request.


                                       Very truly yours,

                                       First Trust High Income Long/Short Fund

                                       By:      /s/ W. Scott Jardine
                                          --------------------------------
                                            W. Scott Jardine, Secretary